February 10, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Sonia Bednarowski

Re:	Finance of America Companies Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 27, 2021
File No. 333-249897

Dear Ms. Bednarowski:

On behalf of our client, Finance of America Companies Inc., a Delaware corporation (the “Company” or “New Pubco”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 5, 2021, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No 3”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Combined Consolidated Financial Information, page 107

1.

As disclosed on page 108, part (ii) of the Business Combination relates to the purchase by Replay of FoA Units from the Sellers and Blocker GP. Please tell us and revise to clarify if and where this transaction is presented in the pro forma balance sheet.

The Company advises the Staff that the sale of FoA Units to Replay in exchange for cash is reflected in pro forma footnote (l) of the pro forma balance sheet. The Company has revised pro forma footnote (l) on page 119 to clarify that this adjustment represents the cash distributions made to the Sellers (who are also referred to throughout Amendment No. 3 as the “Continuing Unitholders”) and the Blocker GP for the sale of FoA Units to Replay as described in part (ii) in the Description of the Business Combination. The Company advises the Staff that it has revised its disclosure on page 119 as follows:

(1)

Represents cash distributions made to the ~~Continuing Unitholders~~ Sellers and the Blocker GP for the sale of FoA Units to Replay as described in part (ii) in the Description of the Business Combination and a reduction to Additional paid-in capital. For each redemption scenario the amount of the distribution to ~~Continuing Unitholders~~ the Sellers and the Blocker GP is derived by taking the sum of (A) the historical cash balances of Replay and FoA, (B) the sum of the pro forma adjustments impacting cash, less (C) the maximum amount of cash that can be contractually distributed to arrive at an ending pro forma cash balance of $250 million less the total anticipated transaction costs to be paid as discussed in notes (i) and (k) above. As stipulated in Section 8.01 of the Transaction Agreement the Company may make distributions, but only to the extent that the closing cash balance is equal to or greater than $250 million less transaction-related costs.

Finance of America Companies Inc.

February 10, 2021

2.	Please tell us and revise to clarify if and where the Blocker Merger as discussed in part (v) of the Business Combination on page 108 is presented in the pro forma balance sheet.

The Company advises the staff that the Blocker Merger, as described in part (v) of the Description of the Business Combination, is reflected in the pro forma balance sheet in pro forma footnote (s) as it impacts the measurement and recognition of deferred taxes, as well as pro forma footnote (x) where the Blocker Merger is included in the consideration transferred.

The total presented deferred tax asset is measured based on three items: 1) outside tax basis vs. US GAAP basis of New Pubco’s interest in the Company; 2) tax receivable agreement liability; and 3) net operating losses carried over from the Blocker. In order to determine the outside tax basis used in the calculation of that portion of the net deferred tax liability, the Company considered the tax basis in the units acquired by Replay, the Founder Shares, and the interest in the Company that was acquired as part of the Blocker Merger.

As of September 30, 2020 the deferred tax asset/ (liability) is calculated as follows:

	Assuming No Redemptions	Assuming Maximum Redemptions
	(in thousands)
Outside tax basis - carryover from Blocker	$(11,307)	$(13,400)
Outside tax basis - Founder Shares	(2,312)	(2,392)
Net operations loss - carryover from Blocker	3,307	3,307
Tax Receivable agreement Liability	17,563	12,835

Total Deferred Tax Asset	$7,251	$350

The Company further advises the Staff that it has revised its disclosures to pro forma balance sheet footnote (s) to include a more detailed description of the components of New Pubco’s investment in FoA, including the portion from the Blocker Merger as described in part (v) of the Description of the Business Combination, which impact the computation of the deferred tax asset. The Company advises the Staff that it has revised its disclosure on page 120 as follows:

(s)

Following the transaction, New Pubco will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma balance sheet reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction. The total presented deferred tax asset is measured based on the following: (i) outside tax basis vs. US GAAP basis of New Pubco’s interest in the Company; (ii) net operating losses carried over from the Blocker; and (iii) tax receivable agreement liability. In order to determine the outside tax basis used in the calculation of that portion of the net deferred tax liability, the Company considered the tax basis in the units acquired by Replay, the Founder Shares, and the interest in the Company that was acquired as part of the Blocker Merger, as described in part (v) of the Description of the Business Combination.

Finance of America Companies Inc.

February 10, 2021

Assuming no redemptions we have recorded a deferred tax asset of $7.3 million. The deferred tax asset includes (i) ($13.6) million related to New Pubco’s investment in FoA, consisting of ($11.3 million) and ($2.3 million) from Blocker carryover and Founder Shares, respectively, (ii) $3.3 million related to tax loss carryforwards and credits from Blocker, and (iii) $17.6 million related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as described further in note (t) directly below.

Assuming maximum redemptions We have recorded a deferred tax asset of $0.4 million. The deferred tax asset includes (i) ($15.8) million related to New Pubco’s investment in FoA, consisting of ($13.4 million) and ($2.4 million) from Blocker carryover and Founder Shares, respectively, (ii) $3.3 million related to tax loss carryforwards and credits from Blocker, and (iii) $12.8 million related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as described further in note (t) directly below.

To the extent we determine it is more likely-than-not that we will not realize the full benefit represented by the deferred tax asset, we will record an appropriate valuation allowance based on an analysis of the objective or subjective negative evidence.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (703) 749-1386.

Sincerely yours,

/s/ Jason Simon
Jason Simon Greenberg Traurig, LLP

cc: Edmond Safra

President

Finance of America Companies Inc.